SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 5 September 2006
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F       X        Form 40-F _____

Enclosures:    SENS announcement dated 5 September 2006 - Sasol
announces improvement in headline earnings forecast for
financial year ended 30 June 2006 and write-down to fair
value of Sasol Olefins and Surfactants

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

SASOL ANNOUNCES IMPROVEMENT IN HEADLINE EARNINGS FORECAST
FOR FINANCIAL YEAR ENDED 30 JUNE 2006 AND WRITE-DOWN TO
FAIR VALUE OF SASOL OLEFINS AND SURFACTANTS
On 1 March 2001, Sasol acquired Condea from RWE Dea for a
purchase consideration of €1 295 million. The business,
also including thereafter certain existing Sasol assets in
South Africa, was subsequently named Sasol Olefins and
Surfactants (O&S). At the time, the long-term view of oil
prices held by leading reputable agencies and banks was
about US$20,00/b. At this price, the margins of the
business were considered to be robust and sustainable going
forward.
On 1 August 2005, Sasol announced its intention to consider
the divestiture of the O&S business subject to fair value
being received. Thereafter, substantial work was undertaken
to prepare the business for sale and the bidding and
divestiture processes are far advanced.

When the proposed divestiture process was initiated last
year, prevailing international oil prices had risen by 125%
to about US$45,00/b. Since then, these have increased
further by 55% to about US$70,00/b. In other words,
international oil prices are currently 250% higher than
when the business was acquired. Long-term oil price
forecasts by reputable agencies and leading banks have also
increased significantly. These increases represent
fundamental changes in energy costs and their related
impact on oil-derivative feedstock costs. In turn, these
have depressed the operating performance of O&S and, as a
result, have reduced the potential value of the business.
The strategic rationale for considering the disposal of the
business remains valid and relevant. It is not vertically
integrated to Sasol’s required standards and is not
adequately linked to our proprietary Fischer-Tropsch
technology processes. The financial impact of changes in
the input costs of the business – together with current

market-place dynamics – exceeds the benefits of significant
reductions that have successfully been achieved in the
fixed costs of the business and various other productivity
improvements. After a review of valuations and bids
received from interested parties, which confirm Sasol’s
valuation, it is necessary in accordance with International
Financial Reporting Standards (IFRS) 5 ( non – current
assets held for sale and discontinued operations ) to
write-down the net asset value of the business to its fair
value.
This results in a reduction of net asset value and a charge
to the income statement in the financial statements ended
30 June 2006 of about R2,8 billion, after tax. This write-
down results in a reduction in attributable earnings per
share which are nevertheless still expected to increase by
between 5% and 10% over the comparable result of the
previous financial year. Headline earnings per share are
expected to increase by between 30% and 35%, which compares
with the 25% to 30% range announced in the trading
statement issued on 2 June 2006.
The cash position of the group is not affected by the
write-down and based on current assumptions it is not
anticipated, therefore, that there will be any effect on
current or future dividends. Negotiations will be entered
into with prospective new owners in the coming months and,
if a divestiture materializes, our gearing will obviously
benefit from the cash proceeds. The cash proceeds will
contribute to the funding of the exciting international
gas-to-liquid (GTL) and coal-to-liquid (CTL) plans that
Sasol is considering in various countries, and which are
considered to be core to Sasol’s future growth ambitions.
Sasol’s financial results for the year ended 30 June 2006
will be announced on Tuesday, 12 September 2006.

The above information has not been reviewed and reported on
by the Company’s auditors.
Johannesburg
5 September 2006
Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited

Forward looking statements
We may in this document make statements that are not
historical facts and relate to analyses and other
information based on forecasts of future results and
estimates of amounts not yet determinable. These are
forward-looking statements as defined in the U.S. Private
Securities Litigation Reform Act of 1995. Words such as
"believe", "anticipate", "expect", "intend", "seek",
"will", "plan", "could", "may", "endeavour" and "project"
and similar expressions are intended to identify such
forward-looking statements, but are not the exclusive means
of identifying such statements. By their very nature,
forward-looking statements involve inherent risks and
uncertainties, both general and specific, and there are
risks that predictions, forecasts, projections and other
forward-looking statements will not be achieved. If one or
more of these risks materialize, or should underlying
assumptions prove incorrect, actual results may be very
different from those anticipated. The factors that could
cause our actual results to differ materially from the
plans, objectives, expectations, estimates and intentions
expressed in such forward-looking statements are discussed
more fully in our annual report under the Securities
Exchange Act of 1934 on Form 20-F filed on October 26, 2005
and in other filings with the United States Securities and
Exchange Commission. Forward-looking statements apply only
as of the date on which they are made, and we do not
undertake any obligation to update or revise any of them,
whether as a result of new information, future events or
otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 5 September 2006
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary